Mail Stop 3561

November 3, 2009

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas 75201

Re: Energy Future Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 23, 2009
File No. 333-162327

Dear Mr. Wright:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment 1 confirming that for purposes of the exchange offers, the registrants are effectively treating each of the five series of Priority 1 Notes as a single class. Please disclose an illustrative example demonstrating, if true, that holders in each of the five series of Priority 1 Notes will be treated equally if pro ration is required.

Material U.S. Federal Income Tax Consequences, page 339

2. Since you are using a short-form tax opinion, revise this section to state that it constitutes counsel's opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3757 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert B. Little, Esq.
       Vinson & Elkins LLP